SCOTT E. BARTEL

E-mail: scott.bartel@bullivant.com

September 14, 2006

Via EDGAR and Federal Express

Ms. Carmen Moncada-Terry

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Piedmont Mining Company, Inc.

Registration Statement on Form SB-2 Filed June 27, 2006,

as Amended on August 16, 2006,

as Further Amended on August 22, 2006 and

as Further Amended on September 5, 2006

File No. 333-135376

Dear Ms. Moncada-Terry:

On behalf of Piedmont Mining Company, Inc. (“Piedmont”), we are filing this pre-effective amendment no. 4 (“Amendment”) to Piedmont’s registration statement on Form SB-2 originally filed with the Commission on June 27, 2006, as amended by that certain pre-effective amendment no. 1 filed with the Commission on August 16, 2006, as further amended by that certain pre-effective amendment no. 2 filed with the Commission on August 22, 2006 and as further amended by that certain pre-effective amendment no. 3 filed with the Commission on September 5, 2006 (the “Prior Amendments”). This Amendment is being filed in response to the Staff's comment letter dated September 13, 2006 and to update other information. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from pre-effective amendment no. 3. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's September 13, 2006 letter.

Form SB-2/A-3 filed on September 5, 2006 Summary of Financial Information, page 3

1.

Please refer to the financial information as restated for each period that the restatement applies. Additionally, direct readers to disclosure in your document that explains the nature and reasons for the restatement of the financial information. Refer to paragraph 17 of APBO No. 9.

Ms. Carmen Moncada-Terry

September 5, 2006

RESPONSE:

We acknowledge the comment raised by the Staff’s September 13, 2006 letter and as part of this Amendment we have revised the references to Piedmont’s financial statements as restated for each period that the restatement applies. Additionally, in response to the Staff’s comment, on page 3, we have directed readers to the specific pages found in Piedmont’s financial statements containing an explanation of the nature and resason for the restatement of the financial information.

Financial Statements for the Fiscal Quarter Ended June 30, 2006

2.	Please refer to the financial statements as “restated.” This comment applies to all financial statements reported in the filing that have been restated.

RESPONSE:

We acknowledge the comment raised by the Staff’s September 13, 2006 letter and as part of this Amendment we have revised all financial statements presented to reflect that they have been “restated”.

8. Stock Based Compensation and Other Equity Transactions, page F-12

3.

We note your reconciliation in response to prior comment number three. Please tell us whether or not you have reported the correction of an error, as defined in paragraph 2(h) of SFAS 154, with respect to the amount shown as contributed capital for the issuance of stock warrants, totaling $119,781, in your consolidated statements of stockholders' deficit filed with your Form SB-2/A-3 on September 5, 2006. In this regard, the amount reported in your Form SB-2/A-1 filed on August 16, 2006 and referenced in our prior comment totaled $45,435.

RESPONSE:

We acknowledge the comment raised by the Staff’s September 13, 2006 letter and as part of this Amendment we have revised footnote 12 found on pages F-19 and F-20 in order to reflect this correction of an error, as defined in paragraph 2(h) of SFAS 154, with respect to the amount shown as contributed capital for the issuance of stock warrants.

4.

In addition, please expand your disclosure to explain the reason for the difference between the amount you disclose as the fair market value of warrants issued during the period and the amount reflected in the consolidated statement of stockholders' deficit. We note from the explanation you provided in your response that you “issued stock warrants both as independent equity instruments and stock warrants sold as units.” This explanation appears to differ from your disclosure on page F- 15 that “These warrants

Ms. Carmen Moncada-Terry

September 5, 2006

were issued with the common stock sold during that time.”

RESPONSE:

We acknowledge the comment raised by the Staff’s September 13, 2006 letter and as part of this Amendment we have revised footnote 8 found on page F-15 to (i) explain the reason for the difference between the amount we disclose as the fair market value of the warrants issued during the period and the amount reflected in the consolidated statement of stockholders’ deficit; and (ii) clarify the the discrepancy presented in our response to the Staff’s August 31, 2006 letter and the disclosure found on page F-15.

12. Restatement of Consolidated Financial Statements, page F-19

5.

Please expand your footnote 12 for all financial statements presented in this registration statement to disclose per-share amounts affected for each period presented, as required by paragraph 26(a) of SFAS 154.

RESPONSE:

We acknowledge the comment raised by the Staff’s September 13, 2006 letter and as part of this Amendment we have expanded footnote 12 for all financial statements presented to reflect per share amounts affected pursuant to SFAS 154.

Closing Comments

We hope that the foregoing addresses all of the Staff’s comments contained in its letter of September 13, 2006. Pursuant to the telephone conversation today with my associate, Amy Hanks, concurrently with the filing of this letter, Piedmont will be filing a request for acceleration of the above-captioned Registration Statement on Form SB-2 effective at 12:00 p.m. EST on Monday, September 18, 2006, or as soon as practicable thereafter, Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement to this filing as Attachment A.

Very truly yours,

/s/ Scott E. Bartel Scott E. Bartel

SEB:aeh

Enclosures

cc:	Robert M. Shields, Jr., Piedmont Mining Company, Inc.

ATTACHMENT A

ACKNOWLEDGMENT

Piedmont Mining Company, Inc., (the “Company”), hereby acknowledges the following:

1.

Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 15, 2006	Piedmont Mining Company, Inc.

/s/ Robert M. Shields, Jr.

Robert M. Shields, Jr., Chief Executive

Officer, Chief Financial Officer, President,        Director, Chairman of the Board of Directors